HOLLINGER INC. ADVISED THAT INSPECTOR’S REPORT FILED WITH COURT

TORONTO, Ontario, November 18, 2005 -- Hollinger Inc. (TSX: HLG.C; HLG.PR.B) announced today that it has been advised by Ernst & Young Inc, the court-appointed Inspector examining certain of Hollinger’s related-party transactions, that the Tenth Report of the Inspector has been filed with the Ontario Superior Court of Justice.

The Company intends to complete a review of the report before determining what action, if any, it may take based on its contents.

Company Profile

Hollinger's principal asset is its approximately 66.8% voting and 17.4% equity interest in Hollinger International, a newspaper publisher with assets which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area, and a portfolio of news media investments. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

Media contact:

John Lute
Lute & Company
416 929 5883
jlute@luteco.com